Exhibit 99.1

GFL Environmental Reports Fourth Quarter and Full Year 2023 Results; Provides Full Year 2024 Guidance

Fourth Quarter 2023 Results

•	Solid Waste price of 7.9%, results in revenue of $1,882.8 million, increase of 9.9% excluding the impact of divestitures; 3.4% including the impact of divestitures

•	Adjusted EBITDA[1] of $492.2 million, increase of 19.1% excluding the impact of divestitures; 11.9% including the impact of divestitures; Net loss from continuing operations of $62.1 million; Adjusted Net Income from continuing operations[1] of $17.0 million

•	Adjusted EBITDA margin[1] of 26.1%, increase of 200 basis points; Solid Waste Adjusted EBITDA margin[1] of 30.7%, increase of 250 basis points; Environmental Services Adjusted EBITDA margin[1] of 24.0%, increase of 180 basis points

Full Year 2023 Highlights

•	Solid Waste price of 9.8%, highest in company history, results in revenue of $7,515.5 million, increase of 15.7% excluding the impact of divestitures; 11.2% including the impact of divestitures

•	Adjusted EBITDA[1] of $2,003.7 million, increase of 21.1% excluding the impact of divestitures; 16.4% including the impact of divestitures; Net income from continuing operations of $32.2 million; Adjusted Net Income from continuing operations[1] of $358.7 million

•	Adjusted EBITDA margin[1] of 26.7%, increase of 120 basis points; Solid Waste Adjusted EBITDA margin[1] of 30.8%, increase of 180 basis points; Environmental Services Adjusted EBITDA margin[1] of 26.2%, increase of 160 basis points

•	Adjusted Cash Flows from Operating Activities[1] of $1,464.4 million; cash flows from operating activities of $980.4 million; Adjusted Free Cash Flow[1] of $701.2 million

•	Adjusted income per share from continuing operations[1] of $0.97, Loss per share from continuing operations of $(0.13)

•	Completed acquisitions generating approximately $355 million[2] in annualized revenue in 2023

Full Year 2024 Guidance3

•	Revenue is estimated to be approximately $8,000 million

•	Adjusted EBITDA[3] is estimated to be approximately $2,215 million

•	Adjusted Free Cash Flow[3] is estimated to be approximately $800 million

•	Guidance does not include contribution from any incremental M&A

VAUGHAN, ON, February 20, 2024 — GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL”, “we” or “our”) today announced its results for the fourth quarter and full year 2023, as well as guidance for full year 2024.

“Our employees delivered another exceptional year of results,” said Patrick Dovigi, Founder and Chief Executive Officer of GFL. “In 2023, our continued focus on strong execution drove double-digit, industry-leading organic revenue growth, including Solid Waste core pricing increase of 9.8% for the year, the highest in our history. We also grew Adjusted EBITDA1 for the year by 21.1%, excluding the impact of divestitures, and demonstrated significant operating leverage, resulting in Solid Waste Adjusted EBITDA margin1 expansion of 180 basis points and Environmental Services Adjusted EBITDA margin1 expansion of 160 basis points, year-over-year.”

Mr. Dovigi continued, “In 2023, we continued to optimize our asset base to create long-term sustainable shareholder value, including the divestiture of three non-core U.S. solid waste businesses for $1.6 billion in proceeds, $275.0 million of which we reinvested into higher margin, accretive organic growth initiatives such as RNG and new contract wins related to Extended Producer Responsibility recycling legislation in Canada. Our EPR-related investments are expected to generate an aggregate of $80.0 to $100.0 million of incremental Adjusted EBITDA3 starting in Q4 2024 and ramping up to the full run-rate by 2026. On RNG, our first contributions from our Arbor Hills facility are expected in Q1 2024 and we remain confident in our ability to achieve $175.0 million of annual Adjusted EBITDA3 from our RNG-related investments by 2026.”

“Additionally, we deployed approximately $900 million into 39 highly accretive acquisitions, which we expect will generate revenue of approximately $355 million2 on an annualized basis. In 2024, consistent with our capital allocation framework announced in November, we expect to deploy between $600.0 and $650.0 million into densifying tuck-in M&A.”

“Inclusive of the impact of our growth capital deployment, we reduced Net Leverage1 nearly a full turn since the prior year. We also successfully completed several refinancing initiatives, the effects of which were to reduce our cost of borrowing, increase our proportion of fixed interest rate debt from 72% to 86% and extend our debt maturities to 2031. We remain committed to making disciplined capital allocation decisions while continuing to de-lever the business, with a focus on moving toward an investment grade credit rating in the medium term.”

“Our results for the year demonstrate that our commitment to our strategy is working. Over the past 15 years, we have assembled a best-in-class asset base across North America and now it is time to optimize what we have built. The strong pricing momentum exiting 2023 positions us for 9% top line growth in 2024, before considering the impact of incremental M&A, and over 100 basis points of organic Adjusted EBITDA margin3 expansion for 2024.”

Mr. Dovigi concluded, “I could not be prouder of our over 20,000 employees who continue to demonstrate their exceptional ability to execute our growth strategy. I continue to be excited about the future and the many opportunities that lie ahead of us.”

Fourth Quarter Results

•	Revenue of $1,882.8 million in the fourth quarter of 2023, increase of 9.9% excluding the impact of divestitures (3.4% including the impact of divestitures), compared to the fourth quarter of 2022.

◦	Solid Waste revenue of $1,511.6 million, including organic growth of 4.0% driven predominantly by core pricing increases.

◦	Environmental Services revenue of $371.2 million, including organic growth of 1.5%. The increase is predominantly due to higher industrial collection and processing activity at our facilities and higher used motor oil selling prices.

•	Adjusted EBITDA[1] increased by 19.1% excluding the impact of divestitures (11.9% including the impact of divestitures) to $492.2 million in the fourth quarter of 2023, compared to the fourth quarter of 2022. Adjusted EBITDA margin[1] was 26.1% in the fourth quarter of 2023, compared to 24.1% in the fourth quarter of 2022. Solid Waste Adjusted EBITDA margin[1] was 30.7% in the fourth quarter of 2023, compared to 28.2% in the fourth quarter of 2022. Environmental Services Adjusted EBITDA margin[1] was 24.0% in the fourth quarter of 2023, inclusive of the 165 basis point impact of a facility fire late in the quarter, compared to 22.2% in the fourth quarter of 2022.

•	Net loss from continuing operations was $62.1 million in the fourth quarter of 2023, compared to $219.1 million in the fourth quarter of 2022.

•	Adjusted Free Cash Flow[1] was $471.6 million in the fourth quarter of 2023, compared to $221.1 million in the fourth quarter of 2022. The increase of $250.5 million was exclusive of $141.5 million of incremental cash taxes related to divestitures and $145.0 million of incremental growth capex.

Year to Date Results

•	Revenue of $7,515.5 million for the year ended December 31, 2023, increase of 15.7% excluding the impact of divestitures (11.2% including the impact of divestitures), compared to the year ended December 31, 2022.

◦	Solid Waste revenue of $6,052.6 million, including organic growth of 6.0% driven predominantly by core pricing increases.

◦	Environmental Services revenue of $1,462.9 million, including organic growth of 7.2%. The increase is predominantly due to higher industrial collection and processing activity at our facilities and an increased level of emergency response activity.

•	Adjusted EBITDA[1] increased by 21.1% excluding the impact of divestitures (16.4% including the impact of divestitures) to $2,003.7 million for the year ended December 31, 2023, compared to the year ended December 31, 2022. Adjusted EBITDA margin[1] was 26.7% for the year ended December 31, 2023, compared to 25.5% for the year ended December 31, 2022. Solid Waste Adjusted EBITDA margin[1] was 30.8% for the year ended December 31, 2023, compared to 29.0% for the year ended December 31, 2022. Environmental Services Adjusted EBITDA margin[1] was 26.2% for the year ended December 31, 2023, inclusive of the 40 basis point impact of a facility fire late in the quarter, compared to 24.6% for the year ended December 31, 2022.

•	Net income from continuing operations was $32.2 million for the year ended December 31, 2023, compared to net loss from continuing operations of $183.2 million for the year ended December 31, 2022.

•	Adjusted Free Cash Flow[1] was $701.2 million for the year ended December 31, 2023, compared to $691.3 million for the year ended December 31, 2022. The increase of $9.9 million was exclusive of $390.1 million of incremental cash taxes related to divestitures and $275.0 million of incremental growth capex.

Full Year 2024 Guidance3

GFL also provided its guidance for 2024.

•	Revenue is estimated to be approximately $8,000 million.

◦	Full year Solid Waste core pricing of 6.0% to 6.5%, surcharges of (0.4%), volume of (1.25%) to (1.0%), as a result of the rollover impact of intentional shedding of low margin business, and commodity price impact of 0.2%.

◦	Environmental Services organic growth of 5.0% to 5.5%.

◦	Revenue from M&A contribution of 4.0%.

◦	Assumes no foreign exchange impact (2024 guidance based on USD/CAD exchange rate of 1.35 versus the average 2023 exchange rate of 1.35).

•	Adjusted EBITDA[3] is estimated to be approximately $2,215 million.

◦	Full year Adjusted EBITDA margin[3] is expected to be approximately 27.7%, increase of 100 basis points.

•	Adjusted Free Cash Flow[3] is estimated to be approximately $800 million.

◦	Full year net capex is expected to be between $850.0 million and $900.0 million, excluding approximately $250 million to $300 million of incremental growth capital expected to be deployed in 2024 related to renewable natural gas projects, material recycling facilities and other infrastructure primarily related to opportunities arising under extended producer responsibility legislation.

•	Excluding the impact of anticipated incremental growth capital opportunities described above and anticipated M&A, Net Leverage[3] is estimated to be mid 3’s by the end of 2024, resulting from growth in Adjusted EBITDA[3] and Adjusted Free Cash Flow[3]. Including the aggregate impact of $900.0 million in these anticipated growth capital opportunities and M&A, Net Leverage[3] at year end is estimated to be between 3.65x and 3.85x.

The 2024 guidance excludes any impact from acquisitions not yet completed, refinancing opportunities and any redeployment of capital. Implicit in forward-looking information in respect of our expectations for 2024 are certain current assumptions, including, among others, no changes to the current economic environment, including fuel and commodities. The 2024 guidance assumes GFL will continue to execute on our strategy of organically growing our business, leveraging our scalable network to attract and retain customers across multiple service lines, realizing operational efficiencies and extracting procurement and cost synergies. See “Forward-Looking Information”.

Environmental, Social and Governance

GFL views our Environmental, Social and Governance efforts as integral to our business and long-term value creation for all stakeholders. In 2022, we released our 2021 Sustainability Report and established our Sustainability Action Plan which lays out a clear path to achieving our long-term goals aimed at benefiting the environment and the customers and communities that we serve. In 2023, we released our 2022 Sustainability Update Report to update stakeholders on our progress in implementing our Sustainability Action Plan. Our goals include increasing our recyclables recovered at our material recovery facilities by 40%, reducing our total scope 1 and 2 greenhouse gas emissions by 15%, doubling the beneficial use of biogas generated from our landfills and having renewable natural gas power at least 85% of our compressed natural gas solid waste collection fleet in the United States, all by 2030, and investing in our communities through our Full Circle Project. To learn more about our sustainability goals and to download our 2021 Sustainability Report and 2022 Sustainability Update Report, click here.

(1)	A non-IFRS measure; see accompanying Non-IFRS Reconciliation Schedule; see “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures.

(2)	Includes the expected contribution of acquisitions completed in 2023 (other than contribution from 2023 acquisitions previously reflected in the Company’s 2023 full year guidance provided on February 21, 2023).

(3)	Information contained in the section titled “Full Year 2024 Guidance” includes non-IFRS measures and ratios, including Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Free Cash Flow and Net Leverage. Due to the uncertainty of the likelihood, amount and timing of effects of events or circumstances to be excluded from these measures, GFL does not have information available to provide a quantitative reconciliation of such projections to comparable IFRS measures. See “Non-IFRS Measures” below. See Fourth Quarter and Full Year 2023 Results for the equivalent historical non-IFRS measure.

Q4 2023 Earnings and 2024 Guidance Call

GFL will host a conference call related to our fourth quarter and full year 2023 financial results and our 2024 guidance on February 21, 2024 at 8:30 am Eastern Time. A live audio webcast of the conference call can be accessed by logging onto our Investors page at investors.gflenv.com or by clicking here. Listeners may access the call toll-free by dialing 1-833-950-0062 in Canada or 1-833-470-1428 in the United States (access code: 398061) approximately 15 minutes prior to the scheduled start time.

We encourage participants who will be dialing in to pre-register for the conference call using the following link: https://www.netroadshow.com/events/login?show=d2d890f8&confId=59420. Callers who pre-register will be given a conference access code and PIN to gain immediate access to the call and bypass the live operator on the day of the call. Participants may pre-register at any time, including up to and after the call start time. For those unable to listen live, an audio replay of the call will be available until March 6, 2024 by dialing 1-226-828-7578 in Canada or 1-866-813-9403 in the United States (access code: 917217). A copy of the presentation for the call will be available on our website at investors.gflenv.com or by clicking here.

Annual Report

GFL also announced that on or about February 23, 2024, it will be filing its annual report on Form 40-F, including the Company’s audited consolidated financial statements (the “Annual Financial Statements”) for the year ended December 31, 2023 with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov) and with the Canadian securities regulators on SEDAR+ (www.sedarplus.ca) The annual report will also be available on the Investors page of the Company’s website at investors.gflenv.com. Shareholders may receive a hard copy of the complete Annual Financial Statements from the Company free of charge upon request by contacting GFL Investor Relations at ir@gflenv.com.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of solid waste management, liquid waste management and soil remediation services through its platform of facilities throughout Canada and in more than half of the U.S. states. Across its organization, GFL has a workforce of more than 20,000 employees.

For more information, visit the GFL web site at gflenv.com. To subscribe for investor email alerts please visit investors.gflenv.com or click here.

Forward-Looking Information

This release includes certain “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable U.S. and Canadian securities laws, respectively. Forward-looking information includes all statements that do not relate solely to historical or current facts and may relate to our future outlook, financial guidance and anticipated events or results and may include statements regarding our financial performance, financial condition or results, business strategy, growth strategies, budgets, operations and services. Particularly, statements regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate are forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, although not all forward-looking information includes those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts nor assurances of future performance but instead represent management's expectations, estimates and projections regarding future events or circumstances.

Forward-looking information is based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, is subject to known and unknown risks, uncertainties, assumptions and other important factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to certain assumptions set out herein in the section titled “Full Year 2024 Guidance”; our ability to obtain and maintain existing financing on acceptable terms; our ability to source and execute on acquisitions on terms acceptable to us; our ability to find purchasers for non-core assets on terms acceptable to us; currency exchange and interest rates; commodity price fluctuations; our ability to implement price increases and surcharges; changes in waste volumes; labour, supply chain and transportation constraints; inflationary cost pressures; fuel supply and fuel price fluctuations; our ability to maintain a favourable working capital position; the impact of competition; the changes and trends in our industry or the global economy; and changes in laws, rules, regulations, and global standards. Other important factors that could materially affect our forward-looking information can be found in the “Risk Factors” section of GFL’s annual information form for the year ended December 31, 2023 and GFL’s other periodic filings with the U.S. Securities and Exchange Commission and the securities commissions or similar regulatory authorities in Canada. Shareholders, potential investors and other readers are urged to consider these risks carefully in evaluating our forward-looking information and are cautioned not to place undue reliance on such information. There can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors not currently known to us or that we currently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. The forward-looking information contained in this release represents our expectations as of the date of this release (or as the date it is otherwise stated to be made), and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable U.S. or Canadian securities laws. The purpose of disclosing our financial outlook set out in this release is to provide investors with more information concerning the financial impact of our business initiatives and growth strategies.

Non-IFRS Measures

This release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, these measures should not be considered in isolation or as a substitute for analysis of our financial information reported under IFRS. Rather, these non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

EBITDA represents, for the applicable period, net income (loss) from continuing operations plus (a) interest and other finance costs, plus (b) depreciation and amortization of property and equipment, landfill assets and intangible assets, plus (less) (c) the provision (recovery) for income taxes, in each case to the extent deducted or added to/from net income (loss) from continuing operations. We present EBITDA to assist readers in understanding the mathematical development of Adjusted EBITDA. Management does not use EBITDA as a financial performance metric.

Adjusted EBITDA is a supplemental measure used by management and other users of our financial statements including our lenders and investors, to assess the financial performance of our business without regard to financing methods or capital structure. Adjusted EBITDA is also a key metric that management uses prior to execution of any strategic investing or financing opportunity. For example, management uses Adjusted EBITDA as a measure in determining the value of acquisitions, expansion opportunities and dispositions. In addition, Adjusted EBITDA is utilized by financial institutions to measure borrowing capacity. Adjusted EBITDA is calculated by adding and deducting, as applicable from EBITDA, certain expenses, costs, charges or benefits incurred in such period which in management's view are either not indicative of underlying business performance or impact the ability to assess the operating performance of our business, including: (a) (gain) loss on foreign exchange, (b) (gain) loss on sale of property and equipment, (c) mark-to-market (gain) loss on Purchase Contracts, (d) share of net (income) loss of investments accounted for using the equity method, (e) share-based payments, (f) (gain) loss on divestiture, (g) transaction costs, (h) acquisition, rebranding and other integration costs (included in cost of sales related to acquisition activity) and (i) other. We use Adjusted EBITDA to facilitate a comparison of our operating performance on a consistent basis reflecting factors and trends affecting our business. For the year ended December 31, 2023, we added back our share of net (income) loss of investments accounted for using the equity method. As we continue to grow our business, we may be faced with new events or circumstances that are not indicative of our underlying business performance or that impact the ability to assess our operating performance.

Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue. Management and other users of our financial statements including our lenders and investors use Adjusted EBITDA margin to facilitate a comparison of the operating performance of each of our operating segments on a consistent basis reflecting factors and trends affecting our business.

Acquisition EBITDA represents, for the applicable period, management's estimates of the annual Adjusted EBITDA of an acquired business, based on its most recently available historical financial information at the time of acquisition, as adjusted to give effect to (a) the elimination of expenses related to the prior owners and certain other costs and expenses that are not indicative of the underlying business performance, if any, as if such business had been acquired on the first day of such period and (b) contract and acquisition annualization for contracts entered into and acquisitions completed by such acquired business prior to our acquisition (collectively, “Acquisition EBITDA Adjustments”). Further adjustments are made to such annual Adjusted EBITDA to reflect estimated operating cost savings and synergies, if any, anticipated to be realized upon acquisition and integration of the business into our operations. Acquisition EBITDA is calculated net of divestitures. We use Acquisition EBITDA for the acquired businesses to adjust our Adjusted EBITDA to include a proportional amount of the Acquisition EBITDA of the acquired businesses based upon the respective number of months of operation for such period prior to the date of our acquisition of each such business.

Adjusted Cash Flows from Operating Activities represents cash flows from operating activities adjusted for (a) operating cash flows from discontinued operations, (b) transaction costs, (c) acquisition, rebranding and other integration costs, (d) M&A related net working capital investment, (e) cash interest paid on TEUs and (f) cash taxes related to divestitures. Adjusted Cash Flows from Operating Activities is a supplemental measure used by investors as a valuation and liquidity measure in our industry. Adjusted Cash Flows from Operating Activities is a supplemental measure used by management to evaluate and monitor liquidity and the ongoing financial performance of GFL.

Adjusted Free Cash Flow represents Adjusted Cash Flows from Operating Activities adjusted for (a) proceeds on disposal of assets and other, (b) purchase of property and equipment, (c) investment in joint ventures and (d) incremental growth investments. For the year ended December 31, 2022, purchase of property and equipment excludes those by GFL’s Infrastructure services division (“GFL Infrastructure”). Adjusted Free Cash Flow is a supplemental measure used by investors as a valuation and liquidity measure in our industry. Adjusted Free Cash Flow is a supplemental measure used by management to evaluate and monitor liquidity and the ongoing financial performance of GFL.

Adjusted Net Income (Loss) from continuing operations represents net income (loss) for continuing operations adjusted for (a) amortization of intangible assets, (b) ARO discount rate depreciation adjustment, (c) incremental depreciation of property and equipment due to recapitalization, (d) amortization of deferred financing costs, (e) (gain) loss on foreign exchange, (f) mark-to-market (gain) loss on Purchase Contracts, (g) share of net (income) loss of investments accounted for using the equity method, (h) (gain) loss on divestiture, (i) transaction costs, (j) acquisition, rebranding and other integration costs, (k) TEU amortization expense, (l) other and (m) the tax impact of the forgoing. For the year ended December 31, 2023, we added back our share of net (income) loss of investments accounted for using the equity method. Adjusted income (loss) per share from continuing operations is defined as Adjusted Net Income (Loss) from continuing operations divided by the weighted average shares in the period. We believe that Adjusted income (loss) per share from continuing operations provides a meaningful comparison of current results to prior periods' results by excluding items that GFL does not believe reflect its fundamental business performance.

Net Leverage is a supplemental measure used by management to evaluate borrowing capacity and capital allocation strategies. Net Leverage is equal to our total long-term debt, as adjusted for fair value, deferred financings and other adjustments and reduced by our cash, divided by Run-Rate EBITDA.

Run-Rate EBITDA represents Adjusted EBITDA for the applicable period as adjusted to give effect to management's estimates of (a) Acquisition EBITDA Adjustments (as defined above) and (b) the impact of annualization of certain new municipal and disposal contracts and cost savings initiatives, entered into, commenced or implemented, as applicable, in such period, as if such contracts or costs savings initiatives had been entered into, commenced or implemented, as applicable, on the first day of such period ((a) and (b), collectively, “Run-Rate EBITDA Adjustments”). Run-Rate EBITDA has not been adjusted to take into account the impact of the cancellation of contracts and cost increases associated with these contracts. These adjustments reflect monthly allocations of Acquisition EBITDA for the acquired businesses based on straight line proration. As a result, these estimates do not take into account the seasonality of a particular acquired business. While we do not believe the seasonality of any one acquired business is material when aggregated with other acquired businesses, the estimates may result in a higher or lower adjustment to our Run-Rate EBITDA than would have resulted had we adjusted for the actual results of each of the acquired businesses for the period prior to our acquisition. We primarily use Run-Rate EBITDA to show how GFL would have performed if each of the acquired businesses had been consummated at the start of the period as well as to show the impact of the annualization of certain new municipal and disposal contracts and cost savings initiatives. We also believe that Run-Rate EBITDA is useful to investors and creditors to monitor and evaluate our borrowing capacity and compliance with certain of our debt covenants. Run-Rate EBITDA as presented herein is calculated in accordance with the terms of our revolving credit agreement.

All references to “$” in this press release are to Canadian dollars, unless otherwise noted.

For further information:

Patrick Dovigi, Founder and Chief Executive Officer

+1 905-326-0101

pdovigi@gflenv.com

GFL Environmental Inc.

Consolidated Statements of Operations and Comprehensive (Loss) Income

(In millions of dollars except per share amounts)

(unaudited)

	Three months ended December 31,		Year ended December 31,
	2023	2022	2023	2022
Revenue	$1,882.8	$1,821.2	$7,515.5	$6,761.3
Expenses
Cost of sales	1,574.1	1,624.2	6,246.1	5,963.7
Selling, general and administrative expenses	290.5	201.8	973.9	730.4
Interest and other finance costs	160.5	148.6	627.2	489.3
(Gain) loss on sale of property and equipment	—	14.8	(13.1)	4.7
(Gain) loss on foreign exchange	(68.3)	(31.6)	(72.9)	217.7
Mark-to-market loss (gain) on Purchase Contracts	—	124.6	104.3	(266.8)
Gain on divestiture	—	—	(580.5)	(4.9)
Other	(5.7)	(5.3)	(23.2)	7.2
	1,951.1	2,077.1	7,261.8	7,141.3
Share of net (loss) income of investments accounted for using the equity method	(12.7)	6.2	(61.6)	20.7
(Loss) income before income taxes	(81.0)	(249.7)	192.1	(359.3)
Current income tax (recovery) expense	(10.5)	(3.1)	357.0	4.4
Deferred tax recovery	(8.4)	(27.5)	(197.1)	(180.5)
Income tax (recovery) expense	(18.9)	(30.6)	159.9	(176.1)
Net (loss) income from continuing operations	(62.1)	(219.1)	32.2	(183.2)
Net loss from discontinued operations	—	—	—	(127.9)
Net (loss) income	(62.1)	(219.1)	32.2	(311.1)
Less: Net (loss) income attributable to non-controlling interests	(9.9)	0.9	(13.2)	0.7
Net (loss) income attributable to GFL Environmental Inc.	(52.2)	(220.0)	45.4	(311.8)

Items that may be subsequently reclassified to net income (loss)
Currency translation adjustment	(129.4)	(76.8)	(171.8)	449.5
Reclassification to net loss of fair value movements on cash flow hedges, net of tax	—	(0.4)	—	(0.4)
Fair value movements on cash flow hedges, net of tax	2.9	9.3	28.5	(64.9)
Share of other comprehensive loss of investments accounted for using the equity method	—	—	(0.4)	—
Reclassification to net income of foreign currency differences on divestitures	—	—	22.5	—
Other comprehensive (loss) income from continuing operations	(126.5)	(67.9)	(121.2)	384.2
Comprehensive (loss) income from continuing operations	(188.6)	(287.0)	(89.0)	201.0
Comprehensive loss from discontinued operations	—	—	—	(127.9)
Total comprehensive (loss) income	(188.6)	(287.0)	(89.0)	73.1
Less: Total comprehensive (loss) income attributable to non-controlling interests	(14.9)	0.9	(19.2)	0.9
Total comprehensive (loss) income attributable to GFL Environmental Inc.	$(173.7)	$(287.9)	$(69.8)	$72.2

Basic and diluted loss per share(1)
Continuing operations	$(0.21)	$(0.66)	$(0.13)	$(0.73)
Discontinued operations	—	—	—	(0.35)
Total operations	$(0.21)	$(0.66)	$(0.13)	$(1.08)
Weighted and diluted weighted average number of shares outstanding(2)	370,651,938	369,134,504	369,656,237	367,170,911

(1)	Basic and diluted income per share is calculated on net income attributable to GFL Environmental Inc. adjusted for amounts attributable to preferred shareholders. Refer to Note 15 in our Annual Financial Statements.

(2)	Basic and diluted income per share includes the minimum conversion of TEUs into subordinate voting shares, which represented nil subordinate voting shares as at December 31, 2023 (25,665,433 subordinate voting shares as at December 31, 2022).

GFL Environmental Inc.

Consolidated Statements of Financial Position

(In millions of dollars)

(unaudited)

	December 31, 2023	December 31, 2022
Assets
Cash	$135.7	$82.1
Trade and other receivables, net	1,080.0	1,118.1
Income taxes recoverable	47.7	—
Prepaid expenses and other assets	221.6	182.9
Current assets	1,485.0	1,383.1

Property and equipment, net	6,980.7	6,540.3
Intangible assets, net	3,056.3	3,245.0
Investments accounted for using the equity method	319.0	326.6
Other long-term assets	82.9	90.2
Deferred income tax assets	64.8	—
Goodwill	7,890.5	8,182.4
Non-current assets	18,394.2	18,384.5
Total assets	$19,879.2	$19,767.6

Liabilities
Accounts payable and accrued liabilities	1,679.1	1,557.7
Long-term debt	9.7	17.9
Lease obligations	59.6	51.5
Due to related party	5.8	9.3
Tangible equity units	—	1,024.9
Landfill closure and post-closure obligations	56.2	30.8
Current liabilities	1,810.4	2,692.1

Long-term debt	8,827.2	9,248.9
Lease obligations	383.4	327.3
Other long-term liabilities	39.1	47.5
Due to related party	2.9	8.7
Deferred income tax liabilities	534.0	582.6
Landfill closure and post-closure obligations	896.0	816.4
Non-current liabilities	10,682.6	11,031.4
Total liabilities	12,493.0	13,723.5

Shareholders’ equity
Share capital	9,835.1	8,640.3
Contributed surplus	149.5	109.6
Deficit	(2,822.6)	(2,843.0)
Accumulated other comprehensive income	15.1	130.3
Total GFL Environmental Inc.’s shareholders’ equity	7,177.1	6,037.2
Non-controlling interests	209.1	6.9
Total shareholders’ equity	7,386.2	6,044.1
Total liabilities and shareholders’ equity	$19,879.2	$19,767.6

GFL Environmental Inc.

Consolidated Statements of Cash Flows

(In millions of dollars)

(unaudited)

	Three months ended December 31,		Year ended December 31,
	2023	2022	2023	2022
Operating activities
Net (loss) income	$(62.1)	$(219.1)	$32.2	$(311.1)
Adjustments for non-cash items
Depreciation of property and equipment	284.5	271.9	1,004.4	1,008.7
Amortization of intangible assets	105.6	133.5	485.3	516.8
Share of net loss (income) of investments accounted for using the equity method	12.7	(6.2)	61.6	(20.7)
Gain on divestiture	—	—	(580.5)	(4.9)
Other	(5.7)	(5.3)	(23.2)	7.2
Impairment related to discontinued operations	—	(6.8)	—	121.3
Interest and other finance costs	160.5	148.6	627.2	492.8
Share-based payments	68.1	15.1	124.8	55.1
(Gain) loss on unrealized foreign exchange on long-term debt and TEUs	(68.6)	(32.7)	(72.1)	216.9
Loss (gain) on sale of property and equipment	—	14.8	(13.1)	4.7
Mark-to-market loss (gain) on Purchase Contracts	—	124.6	104.3	(266.8)
Current income tax (recovery) expense	(10.5)	(3.1)	357.0	4.5
Deferred tax recovery	(8.4)	(20.7)	(197.1)	(175.6)
Interest paid in cash on Amortizing Notes component of TEUs	—	(0.3)	(0.2)	(2.0)
Interest paid in cash, excluding interest paid on Amortizing Notes	(105.6)	(116.3)	(517.1)	(413.2)
Income taxes paid in cash, net	(149.8)	(2.3)	(411.6)	(24.4)
Changes in non-cash working capital items	200.6	115.7	31.0	(85.5)
Landfill closure and post-closure expenditures	(19.9)	(8.4)	(32.5)	(27.5)
	401.4	403.0	980.4	1,096.3
Investing activities
Purchase of property and equipment	(225.3)	(235.7)	(1,055.1)	(765.2)
Proceeds from disposal of assets and other	10.8	13.5	61.8	22.4
Proceeds from divestitures	3.3	22.0	1,649.2	341.7
Business acquisitions and investments, net of cash acquired	(297.8)	(204.1)	(966.3)	(1,333.1)
	(509.0)	(404.3)	(310.4)	(1,734.2)
Financing activities
Repayment of lease obligations	(46.6)	(18.0)	(116.0)	(69.8)
Issuance of long-term debt	1,940.2	210.3	4,972.3	1,656.4
Repayment of long-term debt	(1,768.0)	(316.3)	(5,365.1)	(904.5)
Proceeds from termination of hedged arrangements	—	—	17.3	—
Payment of contingent purchase consideration and holdbacks	(26.6)	(5.4)	(31.2)	(18.5)
Repayment of Amortizing Notes	—	(15.4)	(15.7)	(58.4)
Dividends issued and paid	(6.5)	(5.6)	(25.0)	(20.7)
Payment of financing costs	(12.0)	(0.1)	(38.2)	(2.7)
Repayment of loan to related party	—	—	(9.3)	(12.8)
Contribution from non-controlling interests	—	—	8.1	—
	80.5	(150.5)	(602.8)	569.0

(Decrease) increase in cash	(27.1)	(151.8)	67.2	(68.9)
Changes due to foreign exchange revaluation of cash	(11.4)	(3.5)	(13.6)	(39.4)
Cash, beginning of period	174.2	237.4	82.1	190.4
Cash, end of period	$135.7	$82.1	$135.7	$82.1

SUPPLEMENTAL DATA

You should read the following information in conjunction with our audited consolidated financial statements and notes thereto as of and for the year ended December 31, 2023, as well as our audited consolidated financial statements and notes thereto for the year ended December 31, 2022.

Revenue Growth

The following tables summarize the revenue growth in our segments for the periods indicated:

	Three months ended December 31, 2023
	Contribution from Acquisitions	Organic Growth	Foreign Exchange	Total Revenue Growth
Solid Waste
Canada	0.8%	5.2%	—%	5.9%
USA	(4.4)	3.5	0.3	(0.7)
Solid Waste	(2.9)	4.0	0.2	1.3
Environmental Services	11.5	1.5	0.1	13.0
Total	(0.3)%	3.5%	0.2%	3.4%

	Year ended December 31, 2023
	Contribution from Acquisitions	Organic Growth	Foreign Exchange	Total Revenue Growth
Solid Waste
Canada	2.5%	5.8%	—%	8.4%
USA	0.6	6.1	3.8	10.4
Solid Waste	1.2	6.0	2.6	9.8
Environmental Services	9.2	7.2	0.8	17.1
Total	2.6%	6.3%	2.3%	11.2%

Detail of Solid Waste Organic Growth

The following table summarizes the components of our Solid Waste organic growth for the periods indicated:

	Three months ended December 31, 2023	Year ended December 31, 2023
Price	7.9%	9.8%
Surcharges	(0.8)	(0.8)
Volume	(3.6)	(2.3)
Commodity price	0.5	(0.6)
Total Solid Waste organic growth	4.0%	6.0%

Operating Segment Results

The following tables summarize our operating segment results for the periods indicated:

	Three months ended December 31, 2023			Three months ended December 31, 2022
($ millions)	Revenue	Adjusted EBITDA(1)	Adjusted EBITDA Margin(2)	Revenue	Adjusted EBITDA(1)	Adjusted EBITDA Margin(2)
Solid Waste
Canada	$467.3	$128.3	27.5%	$440.5	$117.6	26.7%
USA	1,044.3	336.2	32.2	1,052.2	303.8	28.9
Solid Waste	1,511.6	464.5	30.7	1,492.7	421.4	28.2
Environmental Services	371.2	89.2	24.0	328.5	73.0	22.2
Corporate	—	(61.5)	—	—	(54.6)	—
Total	$1,882.8	$492.2	26.1%	$1,821.2	$439.8	24.1%

	Year ended December 31, 2023			Year ended December 31, 2022
($ millions)	Revenue	Adjusted EBITDA(1)	Adjusted EBITDA Margin(2)	Revenue	Adjusted EBITDA(1)	Adjusted EBITDA Margin(2)
Solid Waste
Canada	$1,819.2	$499.3	27.4%	$1,678.2	$451.5	26.9%
USA	4,233.4	1,365.9	32.3	3,834.2	1,149.5	30.0
Solid Waste	6,052.6	1,865.2	30.8	5,512.4	1,601.0	29.0
Environmental Services	1,462.9	382.8	26.2	1,248.9	307.4	24.6
Corporate	—	(244.3)	—	—	(187.6)	—
Total	$7,515.5	$2,003.7	26.7%	$6,761.3	$1,720.8	25.5%

(1)	A non-IFRS measure; see accompanying Non-IFRS Reconciliation Schedule; see “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures.

(2)	See “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures.

Net Leverage

The following table presents the calculation of Net Leverage as at the dates indicated:

($ millions)	December 31, 2023		December 31, 2022
Total long-term debt, net of derivative asset(1)	$8,816.9		$9,208.5
Deferred finance costs and other adjustments	(17.7)		(43.5)
Total long-term debt excluding deferred finance costs and other adjustments	$8,834.6		$9,252.0
Less: cash	(135.7)		(82.1)
	8,698.9		9,169.9

Trailing twelve months Adjusted EBITDA(2)	2,003.7		1,720.8
Run-Rate EBITDA Adjustments(3)	98.3		106.0
Run-Rate EBITDA(3)	$2,102.0		$1,826.8

Net Leverage(2)	4.14	x	5.02	x

(1)	Total long-term debt includes derivative asset reclassified for financial statement presentation purposes to other long-term assets, refer to Note 10 in our Annual Financial Statements.

(2)	A non-IFRS measure; see accompanying Non-IFRS Reconciliation Schedule; see “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures.

(3)	See “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures and ratios.

Shares Outstanding

The following table presents the total shares outstanding as at the date indicated:

December 31, 2023
Subordinate voting shares	359,349,904
Multiple voting shares	11,812,964
Basic shares outstanding	371,162,868
Effect of dilutive instruments	8,319,830
Series A Preferred Shares (as converted)	29,852,738
Series B Preferred Shares (as converted)	7,716,995
Diluted shares outstanding	417,052,431

NON-IFRS RECONCILIATION SCHEDULE

Adjusted EBITDA

The following tables provide a reconciliation of our net (loss) income from continuing operations to EBITDA and Adjusted EBITDA for the periods indicated:

($ millions)	Three months ended December 31, 2023	Three months ended December 31, 2022
Net loss from continuing operations	$(62.1)	$(219.1)
Add:
Interest and other finance costs	160.5	148.6
Depreciation of property and equipment	284.5	271.8
Amortization of intangible assets	105.6	133.5
Income tax recovery	(18.9)	(30.6)
EBITDA	469.6	304.2
Add:
Gain on foreign exchange(1)	(68.3)	(31.6)
Loss on sale of property and equipment	—	14.8
Mark-to-market loss on Purchase Contracts(2)	—	124.6
Share of net loss (income) of investments accounted for using the equity method	12.7	(6.2)
Share-based payments(3)	68.1	15.1
Transaction costs(5)	14.5	18.1
Acquisition, rebranding and other integration costs(6)	1.3	6.1
Other	(5.7)	(5.3)
Adjusted EBITDA	$492.2	$439.8

($ millions)	Year ended December 31, 2023	Year ended December 31, 2022
Net income (loss) from continuing operations	$32.2	$(183.2)
Add:
Interest and other finance costs	627.2	489.3
Depreciation of property and equipment	1,004.4	1,003.9
Amortization of intangible assets	485.3	515.6
Income tax expense (recovery)	159.9	(176.1)
EBITDA	2,309.0	1,649.5
Add:
(Gain) loss on foreign exchange(1)	(72.9)	217.7
(Gain) loss on sale of property and equipment	(13.1)	4.7
Mark-to-market loss (gain) on Purchase Contracts(2)	104.3	(266.8)
Share of net loss (income) of investments accounted for using the equity method	61.6	(20.7)
Share-based payments(3)	124.8	53.3
Gain on divestiture(4)	(580.5)	(4.9)
Transaction costs(5)	78.4	55.0
Acquisition, rebranding and other integration costs(6)	15.3	25.8
Other	(23.2)	7.2
Adjusted EBITDA	$2,003.7	$1,720.8

(1)	Consists of (i) non-cash gains and losses on foreign exchange and interest rate swaps entered into in connection with our debt instruments and (ii) gains and losses attributable to foreign exchange rate fluctuations.

(2)	This is a non-cash item that consists of the fair value “mark-to-market” adjustment on the Purchase Contracts.

(3)	This is a non-cash item and consists of the amortization of the estimated fair value of share-based payments granted to certain members of management under share-based payment plans.

(4)	Consists of gain resulting from the divestiture of certain assets and three non-core U.S. Solid Waste businesses.

(5)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.

(6)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.

Adjusted Net Income (Loss) from Continuing Operations

The following tables provide a reconciliation of our net (loss) income from continuing operations to Adjusted Net Income (Loss) from continuing operations for the periods indicated:

($ millions)	Three months ended December 31, 2023	Three months ended December 31, 2022
Net loss from continuing operations	$(62.1)	$(219.1)
Add:
Amortization of intangible assets(1)	105.6	133.5
ARO discount rate depreciation adjustment(2)	(0.4)	—
Incremental depreciation of property and equipment due to recapitalization	—	4.5
Amortization of deferred financing costs	5.0	3.5
Gain on foreign exchange(3)	(68.3)	(31.6)
Mark-to-market loss on Purchase Contracts(4)	—	124.6
Share of net loss (income) of investments accounted for using the equity method	12.7	(6.2)
Transaction costs(6)	14.5	18.1
Acquisition, rebranding and other integration costs(7)	1.3	6.1
TEU amortization expense	—	0.2
Other	(5.7)	(5.3)
Tax effect(8)	14.4	(36.2)
Adjusted Net Income (Loss) from continuing operations	$17.0	$(7.9)
Adjusted income (loss) per share from continuing operations, basic and diluted	$0.05	$(0.02)

($ millions)	Year ended December 31, 2023	Year ended December 31, 2022
Net income (loss) from continuing operations	$32.2	$(183.2)
Add:
Amortization of intangible assets(1)	485.3	515.6
ARO discount rate depreciation adjustment(2)	4.4	7.8
Incremental depreciation of property and equipment due to recapitalization	7.5	18.0
Amortization of deferred financing costs	18.5	12.7
(Gain) loss on foreign exchange(3)	(72.9)	217.7
Mark-to-market loss (gain) on Purchase Contracts(4)	104.3	(266.8)
Share of net loss (income) of investments accounted for using the equity method	61.6	(20.7)
Gain on divestiture(5)	(580.5)	(4.9)
Transaction costs(6)	78.4	55.0
Acquisition, rebranding and other integration costs(7)	15.3	25.8
TEU amortization expense	0.1	1.1
Other	(23.2)	7.2
Tax effect(8)	227.7	(207.2)
Adjusted Net Income from continuing operations	$358.7	$178.1
Adjusted income per share from continuing operations, basic and diluted	$0.97	$0.49

(1)	This is a non-cash item and consists of the amortization of intangible assets such as customer lists, municipal contracts, non-compete agreements, trade name and other licenses.

(2)	This is a non-cash item and consists of depreciation expense related to the difference between the ARO calculated using the credit adjusted risk-free discount rate required for measurement of the ARO through purchase accounting compared to the risk-free discount rate required for quarterly valuations.

(3)	Consists of (i) non-cash gains and losses on foreign exchange and interest rate swaps entered into in connection with our debt instruments and (ii) gains and losses attributable to foreign exchange rate fluctuations.

(4)	This is a non-cash item that consists of the fair value “mark-to-market” adjustment on the Purchase Contracts.

(5)	Consists of gain resulting from the divestiture of certain assets and three non-core U.S. Solid Waste businesses.

(6)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.

(7)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.

(8)	Consists of the tax effect of the adjustments to net income (loss) from continuing operations.

Adjusted Cash Flows from Operating Activities and Adjusted Free Cash Flow

The following tables provide a reconciliation of our cash flows from operating activities to Adjusted Cash Flows from Operating Activities and Adjusted Free Cash Flow for the periods indicated:

($ millions)	Three months ended December 31, 2023	Three months ended December 31, 2022
Cash flows from operating activities	$401.4	$403.0
Add:
Transaction costs(2)	14.5	18.1
Acquisition, rebranding and other integration costs(3)	1.3	6.1
Cash interest paid on TEUs(5)	—	0.3
Cash taxes related to divestitures	141.5	—
Adjusted Cash Flows from Operating Activities	558.7	427.5
Proceeds on disposal of assets and other(6)	10.8	35.5
Purchase of property and equipment(7)	(225.3)	(237.3)
Investment in joint ventures(8)	(17.6)	(4.6)
Adjusted Free Cash Flow (including incremental growth investments)	326.6	221.1
Incremental growth investments(9)	145.0	—
Adjusted Free Cash Flow	$471.6	$221.1

($ millions)	Year ended December 31, 2023	Year ended December 31, 2022
Cash flows from operating activities	$980.4	$1,096.3
Less:
Operating cash flows from discontinued operations(1)	—	(35.4)
Cash flows from operating activities (excluding discontinued operations)	980.4	1,131.7
Add:
Transaction costs(2)	78.4	55.0
Acquisition, rebranding and other integration costs(3)	15.3	25.8
M&A related net working capital investment(4)	—	4.8
Cash interest paid on TEUs(5)	0.2	2.0
Cash taxes related to divestitures	390.1	—
Adjusted Cash Flows from Operating Activities	1,464.4	1,219.3
Proceeds on disposal of assets and other(6)	61.8	140.1
Purchase of property and equipment(7)	(1,055.1)	(772.9)
Investment in joint ventures(8)	(44.9)	(47.6)
Adjusted Free Cash Flow (including incremental growth investments)	426.2	538.9
Incremental growth investments(9)	275.0	152.4
Adjusted Free Cash Flow	$701.2	$691.3

(1)	Consists of operating cash flows from discontinued operations. As at December 31, 2022, GFL Infrastructure was presented as discontinued operations. Refer to Note 25 in our Annual Financial Statements.

(2)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future, and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.

(3)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.

(4)	Consists of net non-cash working capital in the period in relation to acquisitions.

(5)	Consists of interest paid in cash on the Amortizing Notes.

(6)	Consists of proceeds from divestitures, excluding proceeds received from the divestiture of three non-core U.S. Solid Waste businesses.

(7)	Excludes purchase of property and equipment and intangible assets for GFL Infrastructure, which was presented as discontinued operations, of $nil for the year ended December 31, 2023 and $nil and $7.2 million for the year ended December 31, 2022, respectively. Refer to Note 25 in our Annual Financial Statements.

(8)	Consists of initial capital investment for the development and construction of renewable natural gas (“RNG”) facilities operated as joint ventures.

(9)	Consists of incremental sustainability related capital projects, primarily related to recycling and RNG.